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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of letters regarding the Merger from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, to HP retirees and Agilent retirees. The letters refer to an enclosed set of slides and video. The set of slides and a transcript of the video were filed by HP with the Securities and Exchange Commission on December 19, 2001 and February 6, 2002, respectively, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

Dear HP Retiree:

Thank you for joining us on January 9 to learn more about the strategic business rationale of the HP/Compaq merger. You may have read that nearly two-thirds of the 300 attendees filled out survey forms after the meeting; 94 percent of those people said they had a better understanding of the strategic rationale for the merger after hearing the presentation, and 70 percent said they are "somewhat" or "very" supportive of the merger.

We realize that there is still some concern about HP's ability to complete the merger successfully, and we appreciate your willingness to hear our position and to challenge us with your questions. Your feedback has been valuable in organizing a second meeting with Bay Area HP and Agilent retirees on February 7.

Enclosed are a videotape and a set of slides that summarize the January 9 event. As you know, the merger is complex; the tape will give you the opportunity to study the merits of the merger in more detail and at your leisure. Please visit our new merger website www.votethehpway.com for up-to-day information. We also have a new password-protected website just for HP retirees -- www.hp.com/retiree -- where you can get additional HP news and merger updates. The logon is [***] and the password is [***].

Make no mistake, the HP board of directors is fully committed to seeing the merger though to its successful conclusion. We're in the midst of profound transformation, driven by technical advances, intensified competition and changing customer requirements. To stand still is to fall behind. Instead, let's build on HP's legacy.

Sincerely,


Carly Fiorina
Chief Executive Officer


                                      ***

                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

Dear HP Retiree:

You may know that some 300 HP retirees in the Bay Area attended a meeting at HP on January 9 to learn more about the strategic business rationale of the HP/Compaq merger. Of the 200 attendees who filled out survey forms after the meeting, 94 percent said they had a better understanding of the strategic rationale for the merger after hearing the presentation, and 70 percent said they are "somewhat" or "very" supportive of the merger.

Due to the popularity of the January 9 event and the size limitations of our meeting room, we've scheduled a second briefing session for retirees on February
7. You should have received an invitation to that event in the past two weeks. If you haven't reserved a seat for yourself and your partner, please call the toll-free reservation number -- 1-800-460-2714 ext. 405 as soon as possible. The meeting time has changed. Registration, lunch and a product fair begin at 11:30 a.m., with presentations and Q&A between 12:30 and 2:30 p.m.

To help you learn more about the HP/Compaq merger, we're enclosing a videotape and a set of slides that summarize the January 9 event. As you know, the merger is complex; the tape will give you the opportunity to study the merits of the merger in more detail and at your leisure. Please visit our new merger website www.votethehpway.com for up-to-day information. We also have a new password-protected website just for HP retirees -- www.hp.com/retiree -- where you can get additional HP news and merger updates. The logon is [***] and the password is [***].

Make no mistake, the HP board of directors is fully committed to seeing the merger though to its successful conclusion. We're in the midst of profound transformation, driven by technical advances, intensified competition and changing customer requirements. To stand still is to fall behind. Instead, let's build on HP's legacy.

Sincerely,


Carly Fiorina
Chief Executive Officer

                                      ***

                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

Dear Agilent Retiree:

You may know that some 300 HP retirees in the Bay Area attended a meeting at HP on January 9 to learn more about the strategic business rationale of the HP/Compaq merger. Of the 200 attendees who filled out survey forms after the meeting, 94 percent said they had a better understanding of the strategic rationale for the merger after hearing the presentation, and 70 percent said they are "somewhat" or "very" supportive of the merger.

Due to the popularity of the January 9 event and the size limitations of our meeting room, we've scheduled a second briefing session for HP and Agilent retirees on February 7. You should have received an invitation to that event in the past two weeks. If you haven't reserved a seat for yourself and your partner, please call the toll-free reservation number -- 1-800-460-2714 ext. 405 as soon as possible. The meeting time has changed. Registration, lunch and a product fair begin at 11:30 a.m., with presentations and Q&A between 12:30 and 2:30 p.m.

To help you learn more about the HP/Compaq merger, we're enclosing a videotape and a set of slides that summarize the January 9 event. As you know, the merger is complex; the tape will give you the opportunity to study the merits of the merger in more detail and at your leisure. Please visit our new merger website www.votethehpway.com for up-to-day information.

Make no mistake, the HP board of directors is fully committed to seeing the merger though to its successful conclusion. We're in the midst of profound transformation, driven by technical advances, intensified competition and changing customer requirements. To stand still is to fall behind. Instead, let's build on HP's legacy.

Sincerely,


Carly Fiorina
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq on or about February 6, 2002 seeking their approval of the proposed transaction. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002.

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